Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2006		2005		2005		2004		2003		2002		2001
Earnings:
Income before equity in earnings and gains (losses) on equity transactions of equity investments	$93,280		$106,630		$138,869		$117,386		$90,921		$88,923		$87,510
Fixed charges before preferred distributions	126,317		105,967		143,663		118,212		101,144		89,417		91,305
Distributions from equity investments	5,387		16,954		22,646		24,572		27,404		27,195		26,651
Capitalized interest	—		—		—		—		—		(3,057)		(787)
Adjusted Earnings	$224,984		$229,551		$305,178		$260,170		$219,469		$202,478		$204,679

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$126,317		$105,967		$143,663		$118,212		$101,144		$86,360		$90,518
Capitalized interest	—		—		—		—		—		3,057		787
Preferred distributions	29,976		34,500		46,000		46,000		46,000		27,625		16,842
Combined Fixed Charges and Preferred Distributions	$156,293		$140,467		$189,663		$164,212		$147,144		$117,042		$108,147

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.4	x	1.6	x	1.6	x	1.6	x	1.5	x	1.7	x	1.9	x